SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2008, incorporated by reference herein:
Exhibit
99.1
Release dated August 20, 2008, entitled “ SAMREC COMPLIANT GOLD, URANIUM AND
SULPHUR RESOURCES FOR THE ELSBURG TAILINGS DAM COMPLEX
99.2
Release dated August 21, 2008 entitled “REPORT TO SHAREHOLDERS FOR THE
QUARTER AND YEAR ENDED 30 JUNE 2008”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 21, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the company")
SAMREC compliant Gold, Uranium and Sulphur Resources for the Elsburg Tailings Dam Complex
DRDGOLD is pleased to advise it has received an Independent Competent Person’s Report (“CPR”)
prepared by RSG Global Consulting Pty Ltd (“RSG”) in relation to a resource estimation statement for the
Elsburg Tailings Dam Complex (“the Elsburg Complex”). The Elsburg Complex, which forms part of the company’s 50/50 Ergo Mines Joint Venture with Mintails Limited, comprises five tailings dams near the township of Reiger Park, Boksburg - 20 kilometers east of Johannesburg.
The information contained in this announcement is a summary of the full CPR which is available on the company’s website.
As set out below, and in compliance with the South African Code for Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (“the SAMREC Code”), RSG has defined 171.1 million tonnes in the Measured Resource Category containing approximately 1.7 million ounces of gold, 14.9 million pounds of U
3
O
8
and 1.76 million metric tonnes of sulphur. RSG has also confirmed that these resources are stated in terms consistent with definitions under the Joint Ore Reserves Committee (“JORC”) Code.
Elsburg Tailing Dams Complex
Measured Mineral Resource Statement for Elsburg Complex Gold (July 2008)
Dam
Tonne (Mt)
Grade (g/t)
Au (Tonne)
4/L/48
66.1
0.38
25.12
4/L/49
47.4
0.29
13.75
4/L/47 and 4/L/47A
34.2
0.26
8.89
4/L/50
23.4
0.25
5.85
Total
171.1
0.30
53.61
Elsburg Tailing Dams Complex
Measured Mineral Resource Statement for Elsburg Complex Uranium (July 2008)
Metric Tonne
Dam
Tonne (Mt)
U Grade (ppm)
U
3
O
8
Grade
(ppm)
U (Tonne)
U
3
O
8
(Tonne)
4/L/48
66.1
33
38.9
2181.3
2573.9
4/L/49
47.4
33.7
39.8
1597.4
1884.9
4/L/47 and 4/L/47A
34.2
35
41.3
1197
1412.5
4/L/50
23.4
32
37.8
748.8
883.6

Total
171.1
33.4
39.4
5724.5
6754.9
Elsburg Tailing Dams Complex
Measured Mineral Resource Statement for Elsburg Complex Uranium (July 2008)
lbs / Short Ton
Dam
Ton (Mt)
U Grade (lbs/t)
U
3
O
8
Grade
(lbs/t)
U (M lbs)
U
3
O
8
(M lbs)
4/L/48
72.9 0.07 0.08 4.8 5.7
4/L/49
52.3 0.07 0.08 3.5 4.2
4/L/47 and 4/L/47A
37.7 0.07 0.08 2.6 3.1
4/L/50
25.8 0.06 0.08 1.7 2
Total
188.8
0.07
0.08
12.6
14.9
Elsburg Tailing Dams Complex
Measured Mineral Resource Statement for Elsburg Complex Sulphur (July 2008)
Metric Tonne
Dam
Tonne (Mt)
Grade (%)
S (Mt)
4/L/48
66.1 1.0 0.7
4/L/49
47.4 1.1 0.5
4/L/47 and 4/L/47A
34.2 0.9 0.3
4/L/50
23.4 0.9 0.2
Total
171.1
1.01
1.76
Elsburg Tailing Dams Complex
Measured Mineral Resource Statement for Elsburg Complex Sulphur (July 2008)
lbs / Short Ton
Dam
Ton (Mt)
Grade (%)
S (M lbs)
4/L/48
72.9 1 1515.5
4/L/49
52.3 1.1 1191.3
4/L/47 and 4/L/47A
37.7 0.91 686.1
4/L/50
25.8 0.94 484.9
Total
188.8
1.01
3877.9
The ERGO Mines Joint Venture has commissioned a feasibility study in respect of the production of uranium and sulphuric acid and anticipates the completion of this study prior to the end of the calendar year.
Randburg
20 August 2008
Sponsor
QuestCo Sponsors (Pty) Limited

REPORT TO SHAREHOLDERS FOR THE QUARTER AND YEAR
ENDED 30 JUNE 2008
2008 FINANCIAL YEAR
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa) • Registration No. 1895/000926/06
JSE share code: DRD • ISIN code: ZAE000058723
Issuer code: DUSM • NASDAQ trading symbol: DROO
(“DRDGOLD” or “the company”)
KEY FEATURES
• Dividend declared of 10 cents per share
• Behaviour-based safety initiative being rolled out to all operations
• Attributable reserves up 25% from 6.3 million oz to 7.9 million oz
• Net profit after tax from continuing operations for the year up from R3.1 million to R154.4 million
• Adjusted headline earnings from continuing operations for the year up from 3.8 cents per share to 64.9 cents per share
• Strong balance sheet with cash equivalent to R2.25 per share
REVIEW OF OPERATIONS
Quarter
Quarter
Quarter 12 months to 12 months to
June
March
%
June
30 June
30 June
Group
2008
2008
Change
2007
2008
2007
Gold production
South African operations
oz
71 211
70 378
1
80 505
308 005
334 496
kg
2 215
2 189
1
2 504
9 580
10 404
Discontinued operations
oz
–
–
–
10 562
13 427
142 661
kg
–
–
–
329
417
4 435
Group
oz
71 211
70 378
1
91 067
321 432
477 157
kg
2 215
2 189
1
2 833
9 997
14 839
Cash operating costs
South African operations
US$ per oz
689
667                   (3)
587
657
540
ZAR per kg
173 034
162 806
(6)
134 456
154 451
125 217
Discontinued operations
US$ per oz
–
–
–
906
1 098
645
ZAR per kg
–
–
–
206 775
264 264
150 973
Group
US$ per oz
689
667                   (3)
624
675
571
ZAR per kg
173 034
162 806
(6)
144 176
159 032
132 915
Gold price received
US$ per oz
893
943                   (5)
681
817
643
ZAR per kg
224 552
228 836
(2)
155 198
192 143
149 133
Capital expenditure
US$ million
20.0
4.7
(326)
8.3
36.5
43.0
ZAR million
149.8
35.6                (321)
58.6
267.2
310.6
Average exchange rate
ZAR:US$
7.82
7.55                    (4)
7.09
7.31
7.21
GROUP RESULTS
Cash operating margin US$/oz
Sep 07
Dec 07
Mar 08
Jun 08
500
600
700
800
900
1 000
US$/oz
Revenue $/oz
Cash operating costs $/oz
Quarter
Cash operating margin R million
Revenue Rm
Cash operating costs Rm
Sep 07
Dec 07
Mar 08
Jun 08
300
350
400
450
500
R million
Quarter
Gold production (oz)
Sep 07
Dec 07
Mar 08
Jun 08
50 000
55 000
60 000
65 000
70 000
75 000
80 000
85 000
90 000
oz
Quarter
Gold production oz
Exhibit 99.2

STOCK

Issued capital
376 571 588 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 392 507 207
Stock traded
JSE
NASDAQ
Average volume for the quarter per day (’000) 1 179 1 948
% of issued stock traded (annualised) 82 135
Price  • High
R8.02 US$1.031
• Low R4.65 US$0.610
• Close R6.28 US$0.772
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the
Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2007, which we filed with the United States Securities and
Exchange Commission on 14 December 2007 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety and health
I am encouraged by DRDGOLD’s second fatality-free quarter.
Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) as a whole recorded one million fatality-free shifts on 23 June 2008 and the mine’s
No 6 shaft one million fatality-free shifts on 12 May 2008. Sadly, on
Saturday, 16 August 2008, Blyvoor employee Aron Tanduxolo Maqoma died in a rockfall underground following a seismic event at the mine’s
No 5 Shaft.
Across the operations as a whole, dressing station injuries were at an unsatisfactory level. While Crown Gold Recoveries (Pty) Limited
(“Crown”) showed no improvement during the quarter, Blyvoor and
East Rand Proprietary Mines Limited (“ERPM”) recorded 28% and 21%
regressions respectively.
In respect of the other key safety indicators – lost time injuries and reportable injuries – Crown reported improvements, while the performance of both Blyvoor and ERPM deteriorated.
We are moving ahead with our behaviour-based safety initiative, in response to a company-wide audit that showed worker behaviour to be the largest cause of accidents resulting in injury. Training of internal behaviour-based safety consultants is under way at Blyvoor and implementation of a pilot project is scheduled for the December quarter. This will lead to a company-wide roll-out.
Occupational health – in particular, prevention of noise-induced hearing loss, silicosis and radiation exposure – continues to be a major focus.
Each of the operations shows improvement in terms of preventive measures but we have some way to go to attain a level of uniformity that adequately betters compliance.
Total expenditure for the quarter on environmental issues such as rehabilitation, dust monitoring and water sampling amounted to
R4.5 million (R3.1 million at Crown, R0.7 million at Blyvoor and
R0.7 million at ERPM).
Growing public attention has been directed towards the
Wonderfonteinspruit. DRDGOLD is one of a number of mining
companies comprising the Mining Interest Group, a body formed to interface with other stakeholders on the Wonderfontein issue – amongst them public interest groups and government departments.
Production
Total gold production from continuing operations for the quarter was
1% higher at 71 211 oz, reflecting improved performance at both the
Blyvoor and Crown operations, the former in spite of a previously reported illegal one-day work stoppage. Lower production at the ERPM operation resulted both from a four-day disruption of operations related to xenophobic violence in communities close to the mine and the discontinuation of the mining of two unprofitable longwalls.
Gold production for the year declined by 33% to 321 432 oz, primarily the result of the company’s two-pronged plan: withdrawal from
Australasia and restoration of the South African operations first to stability and then to sustainable levels of profitable production.
Reserves and resources
DRDGOLD’S attributable mineral resources increased slightly from
54.2 million oz (“Moz”) in 2007 to 54.7 Moz in 2008, the main contributor being an additional, attributable 2.2 Moz from the Ergo Joint
Venture (“JV”).
The company’s attributable ore reserves rose by 25%, from 6.3 Moz in
2007 to 7.9 Moz in 2008, mainly due to a rise in ERPM’s underground and surface reserves.
Attributable mineral resources from Blyvoor increased by 1% to
20.4 Moz in 2008, following an exploration programme to further define the operation’s surface resources. Attributable ore reserves from
Blyvoor were 6% lower at 4.8 Moz, mainly due to depletion.
Attributable mineral resources from ERPM decreased by 5% to
29.0 Moz, a consequence of the updated evaluation model which uses the latest sampling data to evaluate ERPM and ERPM Ext 1. Attributable ore reserves from ERPM increased by 271% to 2.6 Moz.The attributable, underground reserves rose from 0.5 Moz to 1.2 Moz due to the conversion of the ERPM Ext 1. Measured and Indicated Resource into
Proven and Probable Reserves, and the attributable surface reserves from 0.2 Moz to 1.5 Moz due to the inclusion of the Elsburg Tailings
Complex, to be mined by the Ergo JV.
Attributable Mineral Resources from Crown were virtually unchanged at 3.1 Moz, as were attributable reserves at 0.4 Moz.
Financial
Group revenue from continuing operations for the quarter was slightly lower at R495.4 million, a consequence mainly of a 2% drop in the average gold price received to R224 552/kg. After accounting for cash
DRDGOLD closing share price
Sep 07
Dec 07
Mar 08
Jun 08
4
5
6
7
8
9
Quarter

operating costs which were 8% higher at R383.2 million, cash operating profit was 21% lower at R112.2 million. An impairment of R69.8 million relating to the discontinued unprofitable longwalls at ERPM was recorded, and net profit for the quarter was R44.5 million, compared with the previous quarter’s R132.0 million.
Group revenue from continuing operations for the year was 20% higher at R1 843.9 million, reflecting a 29% increase in the average gold price received to R192 143/kg. After accounting for cash operating costs,
14% higher at R1 479.6 million, cash operating profit was 57% higher at
R364.3 million. Net profit was R1 225.1 million compared with the previous year’s loss of R1 165.0 million, reflecting profit of
R1 169.2 million from the disposal of the Australasian interests.
Management
I would like to thank all Group Executives and employees for their support throughout a difficult year. My contract as Chief Executive
Officer (“CEO”) terminates on 31 December 2008. I am pleased to announce the appointment of Niel Pretorius as CEO-Designate and an
Executive Director of the company and wish him all the best for himself and the business in 2009.
Looking ahead
Our fourth quarter brought to an end a challenging financial year in which we were focused on recreating ourselves. From being an embattled gold miner trying unsuccessfully to make the best of a suite of mismatched assets in two vastly different geographic regions of the world, we have returned pretty much to our roots.
We are once again a distinctly South African gold miner doing what we do best – mining mature, deep-level mines and re-treating surface tailings. Much of our energy has been directed towards restoring our
South African business first to stability, then to a sustainable level of production, and to the establishment of a platform for organic growth.
Fortuitously, we have been supported in our efforts by a stronger gold price.
We are now at a point at which we believe optimisation of our current operations and projects, both underground and surface, could deliver total production of the order of 400 000 oz per annum over time.
Dividends
The directors have today declared a final dividend of 10 South African cents per ordinary share for the year ended 30 June 2008 which amounts in total to R37.7 million. This dividend was declared based on the current high gold price received and shareholders are advised that future dividends would only be considered if the gold price remains favourable. In compliance with the requirements of Strate, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
2008
Last date to trade ordinary shares cum dividend Friday, 3 October
Ordinary shares trade ex dividend Monday, 6 October
Record date Friday, 10 October
Payment date Monday, 13 October
On payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between Monday,
6 October 2008 and Friday 10 October 2008, both days inclusive, no transfers between the South African and any other share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (“ADS”) represents ten ordinary shares
2008
ADSs trade ex dividend on Nasdaq Wednesday, 8 October
Record date Friday, 10 October
Approximate date for currency conversion Friday, 17 October
Approximate payment date of dividend Monday, 27 October
Assuming an exchange rate of R7.92/$1, the dividend payable on an ADS is equivalent to 1.26 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
John Sayers
Chief Executive Officer
21 August 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

Quarter
Quarter Quarter
12 months to
12 months to
June 2008
March 2008 June 2007
30 June 2008
30 June 2007
Rm
Rm Rm
Rm
Rm
Unreviewed
Unreviewed Unreviewed
Reviewed
Reviewed
Continuing operations
Gold and silver revenue
495.4
498.6                  381.8
1 843.9
1 534.8
Cash operating costs
(383.2)
(356.4) (336.7)
(1 479.6)
(1 302.7)
Cash operating profit
112.2
142.2                    45.1
364.3
232.1
Administration expenses and general other costs
(19.1)
(21.3) (20.3)
(80.9)
(107.0)
Share-based payments
(5.9)
(0.3) (1.6)
(6.6)
(4.5)
Care and maintenance costs
(7.6)
(2.3) (2.5)
(15.2)
(10.6)
Profit from operations
79.6
118.3                   20.7
261.6
110.0
Retrenchment costs
(5.1)
– –
(11.3)
(0.9)
Investment income
35.1
27.5                    6.6
75.7
23.2
Finance costs and unwinding of provisions
4.0
(4.7) 12.0
(13.9)
(21.3)
Net operating profit
113.6
141.1                   39.3
312.1
111.0
Movement in provision for environmental rehabilitation
(16.0)
(4.7) (10.7)
(30.2)
(20.0)
Depreciation
(11.0)
(18.4) (10.8)
(69.0)
(64.0)
Impairments
(63.9)
– (21.5)
(63.9)
(5.9)
Loss on financial liabilities measured at amoritised cost
(88.5)
– (8.6)
(89.3)
(12.2)
Movement in gold in process
14.7
(0.1) 2.5
15.3
2.9
(Loss)/profit on sale of investment
(0.9)
– 0.1
11.1
(8.0)
(Loss)/profit before taxation
(52.0)
117.9                   (9.7)
86.1
3.8
Taxation
3.8
(13.6) (0.2)
(13.3)
(0.7)
Deferred taxation
81.6
– –
81.6
–
Profit/(loss) after taxation
33.4
104.3                   (9.9)
154.4
3.1
Discontinued operations
Loss for the period from discontinued operations
(0.5)
(1.3) (66.8)
(51.8)
(386.9)
Profit on sale of investments
12.6
30.3                       –
1 169.2
90.9
Impairment from discontinued operations
(1.0)
(1.3) (84.9)
(46.7)
(872.1)
Net profit/(loss) for the period
44.5
132.0                (161.6)
1 225.1
(1 165.0)
Attributable to:
Ordinary shareholders of the company
40.2
104.4                (125.2)
994.9
(923.7)
Minority interest
4.3
27.6                 (36.4)
230.2
(241.3)
44.5
132.0               (161.6)
1 225.1
(1 165.0)
Headline earnings/(loss) per share/cents
– From continuing operations
19.3
21.8 (1.9)
41.1
0.3
– From total operations
19.3
21.5                  (10.0)
30.2
(87.1)
Basic profit/(loss) per share/cents
– From continuing operations
8.9
21.8 1.9
33.9
(1.3)
– From total operations
10.7
27.7                  (34.0)
264.6
(270.9)
Diluted headline profit/(loss) per share/cents
19.3
21.5                  (10.0)
30.2
(87.1)
Diluted basic profit/(loss) per share-cents
10.7
27.7                  (34.0)
264.6
(270.9)
Calculated on the weighted average ordinary
shares issued of:
376 536 319
376 228 788 368 254 618
376 023 344
340 928 374
Adjusted headline earnings/(loss) per share – cents
(Adjusted for the net loss on financial liabilities
measured at amortised cost)
– From continuing operations
42.8
21.8 0.4
64.9
3.8
– From total operations
42.8
21.5 (7.7)
54.0
(83.5)
Note* From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The net loss on financial liabilities measured at amortised cost in the income statement comprises the expected cash flows of the preference shares issued to Khumo Gold SPV (Pty) Limited and the DRDGOLDSA Empowerment Trust. These preference shares are re-measured on an annual basis and based on the expected future cash flows from DRDGOLD South Africa (Pty) Limited.
The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting
Standards (“IFRS”).
KPMG's unmodified review report on the condensed consolidated International Financial Reporting Standards (IFRS) financial statements contained in this announcement is available for inspection at the company's registered office.

CONDENSED CONSOLIDATED BALANCE SHEET

As at
As at As at
30 June 2008
31 March 2008 30 June 2007
Rm
Rm Rm
Reviewed
Unreviewed Reviewed
Assets
Property, plant and equipment
815.6
669.1                     649.8
Investments
65.3
57.7                       59.7
Environmental rehabilitation trust funds
110.8
86.6                       75.8
Deferred mining and income taxes
81.6
– –
Current assets
1 189.2
1 050.6 1 161.9
Inventories
62.9
51.0                     108.7
Trade and other receivables
240.5
245.4                       93.4
Financial assets
–
– 6.0
Cash and cash equivalents
846.1
731.5                     106.9
Assets classified as held for sale
39.7
22.7                     846.9
2 262.5
1 864.0 1 947.2
Equity and liabilities
Equity
1 305.5
1 248.6 143.5
Shareholders' equity
1 244.3
1 187.3 142.4
Minority shareholders' interest
61.2
61.3 1.1
Long-term liabilities
144.0
49.2                       49.2
Post retirement and other employee benefits
22.7
22.1                       26.0
Provision for environmental rehabilitation
381.3
296.9                     282.6
Deferred mining and income taxes
–
– 104.3
Current liabilities
409.0
247.2                   1 341.6
Trade and other liabilities
387.4
247.2                     422.1
Current portion of long-term liabilities
21.6
– 790.3
Liabilities classified as held for sale
–
– 129.2
2 262.5
1 864.0 1 947.2

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Quarter
Quarter Quarter
12 months to
12 months to
June 2008
March 2008 June 2007
30 June 2008
30 June 2007
Rm
Rm Rm
Rm
Rm
Unreviewed
Unreviewed Unreviewed
Reviewed
Reviewed
Balance at the beginning of the period
1 248.6
1 130.2 239.8
143.5
1 015.3
Share capital issued
0.7
1.3 44.9
29.1
307.7
– for acquisition finance and cash
–
– 44.9
28.0
314.5
– for share options exercised
0.7
1.6                        –
2.3
1.0
– for costs
–
(0.3) –
(1.2)
(7.8)
Increase in share-based payment reserve
5.9
0.3                      9.8                   6.6
12.7
Net profit/(loss) attributed to ordinary shareholders
40.2
104.4                (125.2)
994.9
(923.7)
Net profit/(loss) attributed to minority shareholders
4.3
27.6                  (36.4)
230.2
(241.3)
Increase/(decrease) in minorities
5.2
(37.2) –
(184.1)
18.5
Currency translation adjustments and other
0.6
22.0                    10.6                  85.3
(45.7)
Balance as at the end of the period
1 305.5
1 248.6 143.5
1 305.5
143.5
Reconciliation of headline profit/(loss)
Net profit/(loss) attributable to ordinary shareholders
40.2
104.4                (125.2)
994.9
(923.7)
Adjusted for:
– Impairments
63.9
– 21.5
63.9
5.9
– Impairment from discontinued operation
1.0
1.3                    84.9
46.7
872.1
– Profit on sale of discontinued operations
(12.6)
(30.3) –
(1 169.2)
(90.9)
– (Loss)/profit on sale of assets and investments
(9.2)
– (0.1)
(21.3)
8.0
– Minority share in headline adjustments
(10.5)
5.4 (18.1)
198.6
(168.3)
Headline profit/(loss)
72.8
80.8 37.0
113.6
296.9
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Quarter
Quarter Quarter
12 months to
12 months to
June 2008
March 2008 June 2007
30 June 2008
30 June 2007
Rm
Rm Rm
Rm
Rm
Unreviewed
Unreviewed Unreviewed
Reviewed
Reviewed
Net cash in/(out)flow from operating activities
238.1
(7.1) 108.7
24.5
61.1
Net cash (out)/inflow from investing activities
(150.5)
(36.0) (61.0)
1 811.4
(312.1)
Net cash in/(out)flow from financing activities
26.0
1.6                    (3.7)
(1 083.7)
(55.2)
Increase/(decrease) in cash and cash equivalents
113.6
(41.5) 44.0
752.2
(306.2)
Translation adjustment
1.0
23.8                  (61.2)
(15.4)
(73.5)
Opening cash and cash equivalents
731.5
749.2                  126.5                 109.3
489.0
Closing cash and cash equivalents
846.1
731.5                  109.3                 846.1
109.3
Cash classified as assets held for sale included
in the closing balance
–
– 2.4
–
2.4
Reconciliation of net cash in/(out)flow from operations
Net operating profit from continuing operations
113.6
141.1                    39.3
312.1
111.0
Net operating loss from discontinued operations
(1.8)
(3.1) (60.5)
(111.8)
(233.4)
111.8
138.0                  (21.2)
200.3
(122.4)
Adjusted for:
Interest provision
(15.5)
– –
(15.5)
–
Amortisation of convertible cost
–
– 0.8
–
4.3
Financial instruments
–
– 2.8
1.2
51.7
Unrealised foreign exchange (gain)/loss
(1.7)
(3.3) (6.1)
37.3
(7.4)
Growth in Environmental Trust Funds
(2.5)
(3.8) (2.8)
(8.5)
(8.1)
Other non-cash items
(2.9)
6.8                     3.3
49.0
44.8
Interest paid
(0.1)
(0.2) 0.5
(39.7)
(76.2)
Taxation paid
(11.8)
– (13.4)
(40.8)
(34.3)
Working capital changes
160.8
(144.6) 144.8
(158.8)
208.7
Net cash in/(out)flow from operations
238.1
(7.1) 108.7
24.5
61.1

Summary of significant accounting policies
Basis of preparation
The condensed consolidated financial statements in this report have been prepared on the historical cost basis except for certain financial instruments which are stated at fair value.The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 30 June 2007, except for accounting policy changes made after the date of the annual financial statements.
The financial statements have been prepared in accordance with IAS34, JSE Listings Requirements and in the manner required by the South African
Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 30 June 2008.
Change in accounting policy
For the year ended 30 June 2008, the Group changed its presentation in respect of metals on consignment. Metals on consignment previously classified as cash and cash equivalents have been reclassified as trade and other receivables. The change was applied retrospectively and had no effect on current or previous results of the Group.
Implementation of new accounting policy
IFRIC 11 (AC444) IFRS 2 – Group and Treasury Share Transactions (Updated to January 2008)
The company adopted Group and Treasury share Transactions retrospectively as at 30 June 2008, which requires management to redistribute share based transactions recognised in the parent to entities that have supplied goods or services.The redistribution increased the loss attributable to the minority interest by R0.7 million for the year ended 30 June 2007 and had no other effect on current or previous results.
NOTES REGARDING FINANCIAL INFORMATION

KEY OPERATING AND FINANCIAL RESULTS (unreviewed)
South African operations
Blyvoor
Quarter
Quarter %
Quarter   12 months to
12 months to
June 2008
March 2008 Change
June 2007  30 June 2008
30 June 2007
Ore milled
Underground t'000
174
155                    12
184
687
690
Surface t'000
980
946                     4
932
3 719
3 694
Total t'000
1 154
1 101 5 1 116
4 406
4 384
Yield
Underground g/t
4.44
4.48                   (1)
4.74
4.70
4.98
Surface g/t
0.31
0.33                   (6)
0.34
0.31
0.34
Total g/t
0.93
0.91                     2
1.07
1.00
1.07
Gold produced
Underground oz
24 852
22 312 11 28 036
103 813
110 471
kg
773
694                    11
872
3 229
3 436
Surface oz
9 709
10 031 (3) 10 255
37 359
40 798
kg
302
312                    (3)
319
1 162
1 269
Total oz
34 561
32 343 7 38 291
141 172
151 269
kg
1 075
1 006 7 1 191
4 391
4 705
Cash operating costs
Underground US$ per oz
816
814                     –
665
772
642
ZAR per kg
204 344
198 768 (3) 152 290
181 518
149 114
ZAR per tonne
908
890                    (2)
722
853
743
Surface US$ per oz
379
350                    (8)
283
387
287
ZAR per kg
94 927
85 026 (12) 64 627
90 971
66 693
ZAR per tonne
29
28                    (4)
22                   28
23
Total US$ per oz
694
670                    (4)
563
670
547
ZAR per kg
173 606
163 492 (6) 128 810
157 556
126 884
ZAR per tonne
162
149                    (9)
137
157
136
Cash operating profit US$ million
7.0
8.7                  (20)
3.9
21.4
13.5
ZAR million
53.1
63.7                  (17)
28.3
156.4
97.6
Capital expenditure (net) US$ million
3.7
2.1                  (76)
2.5
10.2
9.5
ZAR million
28.6
15.5                  (85)
17.7
74.8
68.5
Total gold production increased by 7% to 34 561 oz, in spite of a previously reported one-day illegal strike during May. The quarter under review was, however, free from both the Eskom-related power outages and the summer rain disruptions to surface retreatment operations that characterised the previous quarter. Total throughput rose by 5% to 1 154 000 t and the total average yield by 2% to 0.93 g/t.
Underground gold production was 11% higher at 24 852 oz, reflecting a 12% increase in throughput to 174 000 t. The average underground grade was 1% lower at 4.44 g/t. A new, R2.5 million ore pass system between 35 and 38 levels, splitting reef and waste, is expected to lead to an improvement in the average underground grade from the September quarter.
Surface gold production was 3% lower at 9 709 oz in spite of a 4% increase in throughput to 980 000 t. The average surface grade was 6% down at
0.31 g/t due to lower levels of higher grade waste rock material in the mix.
Total cash operating costs were 6% higher at R173 606/kg. Underground cash operating costs were 3% higher at R204 344/kg, while lower surface gold production drove surface cash operating costs 12% higher to R94 927/kg.
Total cash operating profit was 17% lower at R53.1 million, a consequence of higher total cash operating costs and of a 2% drop in the average gold price received to R224 552/kg.
Capital expenditure for the quarter was 85% higher at R28.6 million, the main components being the No 5 Shaft Way Ahead Project (“WAP”), the new ore pass system and improvements to the mine’s underground compressed air network.
While some delay was experienced during drilling of the second WAP raise borehole, first production from the project remains on track for the
September quarter, rising to 3 100 oz in the fourth quarter of the new financial year. Work on the 15/29 Incline Project at No 6 Shaft continues on schedule, with first production expected towards the end of the new financial year.
The exploration drilling programme to evaluate the south-west down dip extension of the orebody south of the Boulder Dyke began during the quarter and some 617m of drilling was completed, most of it confined to structural and cover drilling. As development advances, prospecting will be undertaken to locate and define payshoots on both reef horizons. If encouraging results are obtained, various mining options will be investigated to exploit the orebody, including the possibility of a trackless decline.
During the quarter an additional 12 holes were drilled on the Blyvoor No 7 slimes dam to confirm grades. Three holes were submitted for leach test work which indicated extraction efficiencies ranging from 27% to 57% (averaging 40%).The borehole assay results as at 30 June 2008 will be re-
evaluated and a feasibility study conducted to determine the viability of the dam.
Production oz
Gold production oz
Sep 07
Dec 07
Mar 08
Jun 08
25 000
30 000
35 000
40 000
45 000
50 000
oz
Quarter
Cash operating margin US$/oz
Sep 07
Dec 07
Mar 08
Jun 08
500
600
700
800
900
1 000
US$/oz
Quarter
Revenue
Cash operating costs
Cash operating margin R million
Sep 07
Dec 07
Mar 08
Jun 08
100
150
200
250
300
R million
Quarter
Revenue
Cash operating costs

Crown
Quarter
Quarter %
Quarter  12 months to
12 months to
June 2008
March 2008 Change
June 2007  30 June 2008
30 June 2007
Ore milled t'000
2 031
1 919 6 2 107
8 235
8 405
Yield g/t
0.33
0.34                   (3)
0.33
0.33
0.38
Gold produced oz
21 573
20 673 4 22 667
87 354
103 011
kg
671
643                     4
705
2 717
3 204
Cash operating costs US$ per oz
529
557                     5
507
553
450
ZAR per kg
133 159
135 855 2 116 026
129 908
104 442
ZAR per tonne
44
46                     4
39
43
40
Cash operating profit US$ million
8.0
8.3                   (4)
3.6
24.0
19.1
ZAR million
61.4
60.4                     2
25.6
175.7
138.2
Capital expenditure (net) US$ million
4.9
0.4             (1 125)
1.5
5.8
4.2
ZAR million
35.9
2.5             (1 336)
10.1                42.1
30.0
Gold production was 4% higher at 21 573 oz, a 6% increase in throughput to 2 031 000 t offsetting the impact of a 3% decline in grade to 0.33 g/t.
Increased volumes were a consequence of the drier, winter months while lower grade reflects ever-diminishing reserves of higher grade material available.
Cash operating costs were 2% lower at R133 159/kg and cash operating profit was 2% higher at R61.4 million, both a result of higher production.
Capital expenditure rose substantially, from R2.5 million to R35.9 million, reflecting preparations for the mining of the Top Star dump, south of
Johannesburg’s Central Business District.
ERPM
Quarter
Quarter %
Quarter   12 months to
12 months to
June 2008
March 2008 Change
June 2007  30 June 2008
30 June 2007
Ore milled
Underground t'000
68
78                  (13)
68                 303
269
Surface t'000
358
491                  (27)
500
1 859
1 753
Total t'000
426
569                  (25)
568
2 162
2 022
Yield
Underground g/t
5.00
4.68                     7
5.68
5.83
6.71
Surface g/t
0.36
0.36                     –
0.44
0.38
0.39
Total g/t
1.10
0.95                    16
1.07
1.14
1.23
Gold produced
Underground oz
10 930
11 735 (7) 12 410
56 812
58 063
kg
340
365                    (7)
386
1 767
1 806
Surface oz
4 147
5 627 (26) 7 137
22 667
22 153
kg
129
175                  (26)
222                 705
689
Total oz
15 077
17 362 (13) 19 547
79 479
80 216
kg
469
540                  (13)
608
2 472
2 495
Cash operating costs
Underground US$ per oz
966
967                     –
840
812
654
ZAR per kg
243 865
235 250 (4) 192 358
190 938
151 816
ZAR per tonne
1 219
1 101 (11) 1 092
1 113
1 019
Surface US$ per oz
750
427                  (76)
535                 588
606
ZAR per kg
189 000
106 789 (77) 122 599
138 250
140 719
ZAR per tonne
68
38                  (79)
55                  52
55
Total US$ per oz
907
792                  (15)
728                 748
641
ZAR per kg
228 774
193 619 (18) 166 887
175 912
148 751
ZAR per tonne
252
184                  (37)
179                 201
184
Cash operating profit/(loss) US$ million
(0.4)
2.4                (117)
(1.2)
4.4
(0.5)
ZAR million
(2.3)
18.0                (113)
(8.8)
32.2
(3.8)
Capital expenditure (net) US$ million
1.2
0.7                 (71)
2.0                  4.1
5.6
ZAR million
9.1
5.8                 (57)
14.5
30.1
40.6
KEY OPERATING AND FINANCIAL RESULTS
Production oz
Sep 07
Dec 07
Mar 08
Jun 08
18 000
20 000
22 000
24 000
26 000
oz
Quarter
Gold production
Cash operating margin US$/oz
Revenue
Cash operating costs
Sep 07
Dec 07
Mar 08
Jun 08
400
500
600
700
800
900
1 000
$/oz
Quarter
Cash operating margin R million
Sep 07
Dec 07
Mar 08
Jun 08
75
100
125
150
R million
Quarter
Revenue Rm
Cash operating costs Rm

KEY OPERATING AND FINANCIAL RESULTS
The previously reported restructuring of ERPM’s underground operations to reverse a worsening pattern of unprofitable mining was completed during the quarter. A retrenchment agreement was reached with representative unions and associations without recourse to industrial action, and successful application of various avoidance measures contained the number of employees retrenched to 239.
Total gold production for the quarter was 13% lower at 15 077 oz, refecting both the negative impact on operations over a period of four days of xenophobic violence in communities close to the mine and to the cessation of mining of the unprofitable 73 and 74 longwalls. While total throughput was 25% lower at 426 000 t, the average grade was 16% higher at 1.10 g/t.
Underground gold production declined by 7% to 10 930 oz due to a 13% drop in underground throughput to 68 000 t. The average undergound grade, however, improved by 7% to 5.0 g/t, a consequence of eliminating the unprofitable longwalls.
Surface gold production declined by 26% to 4 147 oz.While the average surface grade was steady at 0.36 g/t, throughput dropped by 27% to 358 000 t due to the unscheduled maintenance of the No 2 mill foundation at the Knights plant, repair of which was completed within six weeks. Pro-active refurbishment of the No 3 mill, currently under way, is expected to impact negatively on production in the September quarter.
Total cash operating costs increased by 18% to R228 774/kg. While underground cash operating costs were up 4% to R243 865/kg, surface cash operating costs rose by 79% to R189 000/kg. A cash operating loss of R2.3 million was recorded, compared with the previous quarter’s profit of
R18 million.
Capital expenditure was 57% higher at R9.1 million, the major proportion of which was directed towards completion of the Far East Vertical Shaft plugging project.
A concept study to determine how best to access the ERPM Ext 1 ore body was completed during the quarter. This favours development of a new
‘pay-as-you-go’ decline that circumvents the existing decline and utilises technology proven to be both safer and more reliable. A feasibility study has been approved and is scheduled for completion by the end of calendar year 2008.
Discontinued operations (Emperor Mines Limited)
Tolukuma
Quarter
Quarter %
Quarter 3312 months to
12 months to
June 2008
March 2008 Change
June 2007 330 June 2008
30 June 2007
Ore milled t'000
–
– – 49
56
185
Yield g/t
–
– – 6.71
7.45
7.43
Gold produced oz
–
– – 10 561
13 427
44 181
kg
–
– – 329
417
1 374
Cash operating costs US$ per oz
–
– – 906
1 098
868
ZAR per kg
–
– – 206 775
248 751
201 582
ZAR per tonne
–
– – 1 388
1 852
1 497
Cash operating loss US$ million
–
– – (2.4)
(2.6)
(7.3)
ZAR million
–
– – (17.3)
(18.0)
(52.5)
Capital expenditure (net) US$ million
–
– – 1.6
2.2
6.5
ZAR million
–
– – 11.0
15.3
46.6
Porgera (20% Share of Joint Venture)
Quarter
Quarter %
Quarter 3312 months to
12 months to
June 2008
March 2008 Change
June 2007 330 June 2008
30 June 2007
Ore milled t'000
–
– – –
–
714
Yield g/t
–
– – –
–
3.12
Gold produced oz
–
– – –
–
71 570
kg
–
– – –
–
2 225
Cash operating costs US$ per oz
–
– – –
–
450
ZAR per kg
–
– – –
–
105 063
ZAR per tonne
–
– – –
–
327
Cash operating profit US$ million
–
– – 2.5
–
13.2
ZAR million
–
– – 16.2
–
93.8
Capital expenditure (net) US$ million
–
– – 0.7
–
8.3
ZAR million
–
– – 4.4
–
59.6
Production oz
Gold production
Sep 07
Dec 07
Mar 08
Jun 08
14 000
16 000
18 000
20 000
22 000
24 000
26 000
oz
Quarter
Cash operating margin US$/oz
Sep 07
Dec 07
Mar 08
Jun 07
500
600
700
800
900
1 000
$/oz
Quarter
Revenue
Cash operating costs
Cash operating margin R million
Sep 07
Dec 07
Mar 08
Jun 08
50
100
150
R million
Quarter
Revenue Rm
Cash operating costs Rm

KEY OPERATING AND FINANCIAL RESULTS

Vatukoula
Quarter
Quarter %
Quarter   12 months to
12 months to
June 2008
March 2008 Change
June 2007  30 June 2008
30 June 2007
Ore milled t'000
–
– – –
–
117
Yield g/t
–
– – –
–
7.15
Gold produced oz
–
– – –
–
26 910
kg
–
– – –
–
836
Cash operating costs US$ per oz
–
– – –
–
795
ZAR per kg
–
– – –
–
189 986
ZAR per tonne
–
– – –
–
1 358
Cash operating profit/(loss) US$ million
–
– – –
–
(4.5)
ZAR million
–
– – –
–
(36.9)
Capital expenditure (net) US$ million
–
– – –
–
9.2
ZAR million
–
– – –
–
66.2
CASH OPERATING COSTS RECONCILIATION
South African Operations
Total Mine
R000 unless otherwise stated
Crown
ERPM
Blyvoor
Operations
Total cash costs
June 08 Qtr
95 645
120 576
177 460
393 681
March 08 Qtr 93 258 111 616 170 595 375 469
12 months to June 08 378 479 469 344 699 069 1 546 892
Movement in gold in process
June 08 Qtr
(700)
741
14 607
14 648
March 08 Qtr 945 (373) (606) (34)
12 months to June 08 1 354 (484) 14 375 15 245
Less: Production taxes, rehabilitation and other
June 08 Qtr
(1 254)
3 484
842
3 072
March 08 Qtr 3 369 2 266 1 515 7 150
12 months to June 08 9 277 10 856 5 452 25 585
Less: Retrenchment costs
June 08 Qtr
–
5 162
–
5 162
March 08 Qtr – – – –
12 months to June 08 – 5 528 – 5 528
Less: Corporate and general administration costs
June 08 Qtr
6 849
5 376
4 599
16 824
March 08 Qtr 3 479 4 423 4 001 11 903
12 months to June 08 17 595 17 622 16 163 51 380
Cash operating costs
June 08 Qtr
89 350
107 295
186 626
383 271
March 08 Qtr 87 355 104 554 164 473 356 382
12 Mths to June 08 352 961 434 854 691 829 1 479 644
Gold produced
June 08 Qtr
671
469
1 075
2 215
March 08 Qtr 643 540 1 006 2 189
12 Mths to June 08 2 717 2 472 4 391 9 580
Total cash operating costs–R/kg
June 08 Qtr
133 159
228 774
173 606
173 034
March 08 Qtr 135 855 193 619 163 492 162 806
12 Mths to June 08 129 908 175 912 157 556 154 451
Total cash operating costs–US$/oz
June
08
Qtr
529                      907                     694                      689
March 08 Qtr
557                     792                      670                      667
12 Mths to June 08 553 748 670 657

DIRECTORS
(*British) (**Australian) (***American)
Executives:
Non-executive:
Company Secretary:
JWC Sayers (Chief Executive Officer) J Turk*** TJ Gwebu
DJ Pretorius (Chief Executive Officer – Designate)
CC Barnes (Chief Financial Officer)
Independent non-executives:
D Blackmur** (Senior Non-Executive Director)
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker
For further information, contact John Sayers at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa
2008 FINANCIAL YEAR
DRDGOLD LIMITED